UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On September 9, 2025, the Board of Directors of Wearable Devices Ltd. (the “Company”) approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s 2024 Global Equity Incentive Plan by 653,760 from 141,492 to 795,252.

In addition to the disclosure above, this Report of Foreign Private Issuer on Form 6-K (this “Report”), includes the Company’s: (i) disclosure in the paragraph above; (ii) Unaudited Interim Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2025, which are attached hereto as Exhibit 99.1; (iii) Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the six months ended June 30, 2025, which is attached hereto as Exhibit 99.2; and (iv) a press release issued by the Company on September 9, 2025 titled “Wearable Devices Announces First Half 2025 Financial Results”, which is attached hereto as Exhibit 99.3.

This Report (other than the second, third, fourth and fifth paragraphs of Exhibit 99.3 furnished herewith) is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-284010, 333-269869 and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-287247)  of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Wearable Devices Ltd.’s Unaudited Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2025.
99.2	Wearable Devices Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2025.
99.3	Press release titled “Wearable Devices Announces First Half 2025 Financial Results”.
101.INS	Inline XBRL Instance Document – this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: September 9, 2025	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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